

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 21, 2009

<u>**Via U.S. mail**</u>

Mr. Curtis E. Espeland
Chief Financial Officer
Eastman Chemical Company
P.O. Box 511
Kingsport, Tennessee 37662-5075

> **RE: Eastman Chemical Company**
> **Definitive Proxy Statement on Schedule 14A filed on March 27, 2009**
> **File No. 001-12626**

Dear Mr. Espeland:

We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

If you have any questions regarding our review of your filing, please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-4639 or in their absence, myself, at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

Cc: Brian L. Henry, Esq. (*via facsimile to* (423) 229-4137)
Senior Counsel and Assistant Secretary
Eastman Chemical Company
P.O. Box 511
Kingsport, Tennessee 37662-5075